Exhibit 99.1

Annual Meeting of Holders of Common Shares of Kinross Gold Corporation (the “Issuer”)

May 9, 2018

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

On a vote by a show of hands, the following nine nominees proposed by management were elected as directors of the Company by the holders of Common Shares to hold office for the ensuing year or until their successors are elected or appointed.  The Company received the following proxy votes from the holders of Common Shares with respect to the election of the nine nominees:

	Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company

IAN ATKINSON	For	764,332,155	98.83	61.14
	Withheld	9,067,999	1.17	0.73
	Non Votes	96,242,672		7.70
	Spoiled	0		0
JOHN A. BROUGH	For	732,844,834	94.76	58.63
	Withheld	40,555,321	5.24	3.24
	Non Votes	96,242,671		7.7
	Spoiled	0		0
KERRY D. DYTE	For	771,081,151	99.70	61.68
	Withheld	2,319,004	0.30	0.19
	Non Votes	96,242,671		7.70
	Spoiled	0		0
AVE G. LETHBRIDGE	For	747,305,340	96.63	59.78
	Withheld	26,094,814	3.37	2.09
	Non Votes	96,242,672		7.70
	Spoiled	0		0
CATHERINE MCLEOD-SELTZER	For	736,937,690	95.29	58.95
	Withheld	36,462,464	4.71	2.92
	Non Votes	96,242,672		7.70
	Spoiled	0		0
JOHN E. OLIVER	For	738,776,040	95.52	59.10
	Withheld	34,624,115	4.48	2.77
	Non Votes	96,242,671		7.70
	Spoiled	0		0
KELLY J. OSBORNE	For	764,335,464	98.83	61.14
	Withheld	9,064,690	1.17	0.73
	Non Votes	96,242,672		7.70
	Spoiled	0		0
UNA M. POWER	For	765,476,809	98.98	61.24
	Withheld	7,923,345	1.02	0.63
	Non Votes	96,242,672		7.70
	Spoiled	0		0

May 9, 2018

	Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
J. PAUL ROLLINSON	For	770,283,264	99.60	61.62
	Withheld	3,116,891	0.40	0.25
	Non Votes	96,242,671		7.70
	Spoiled	0		0

Item 2: Appointment of Auditors

On a vote by a show of hands, KPMG LLP were appointed auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Company received the following proxy votes from the holders of Common Shares with respect to the election of auditors:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	862,700,242	99.20	69.01
Against	0
Non Votes	0
Withheld	6,942,584	0.80	0.56

Item 3: Ratification of Shareholder Rights Plan

On a vote by a show of hands, the adoption by the Corporation of a new Shareholder Rights Plan was ratified. The Company received the following proxy votes from the holders of Common Shares with respect to the ratification of the Shareholder Rights Plan:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	752,019,769	97.24	60.16
Against	21,379,919	2.76	1.71
Non Votes	96,242,965		7.70
Spoiled	173

Item 4: Executive Compensation

On a vote by ballot, the Shareholders approved an advisory resolution on Kinross’ approach to executive compensation. The Shareholders present in person and those represented by proxy at the Meeting voted as follows:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	717,808,681	93.93	57.42
Against	56,122,546	6.07	4.49
Non Votes	96,242,966		7.70

KINROSS GOLD CORPORATION

/s/ Kathleen M. Grandy
____________________________________
Kathleen M. Grandy
Vice President, Assistant General Counsel and
Corporate Secretary

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